Exhibit 99.389

Nextech AR Launches Stripe Integration For Its 3D
Mapping & Events Platform

New Platform Fee Expected to add $760,000 in Annual Revenue

VANCOUVER, B.C., Canada – December 15th, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce it has integrated Stripe with its events platform Map Dynamics. This integration will provide an additional, no-touch projected $760,000 annual revenue stream for Nextech through a 2% platform percentage fee when Stripe is used for booth sales for virtual or hybrid events. The new Stripe integration provides a substantial increased revenue capability for both Nextech and its clients.

The Company has integrated this new service into the existing vendor management tool for its events platform. With this integration the company has added a 5% platform fee on top of all transactions with 3% collected by Stripe and 2% collected by Nextech. In 2021 Nextech transacted approximately $38 Million in booth sales through hundreds of events hosted on its platform. To date these sales have 100% gone to the events hosts, however with today's Stripe integration announcement, on a going forward basis, the company will participate in the revenue, representing an estimated $760,000 to Nextech annually. Although the company anticipates that in 2022 its booth sales software platform will meet or exceed $38 Million in booth sales, it cannot guarantee it.

Booth sales are a critical part of in-person, hybrid, and even virtual events, allowing event hosts to generate revenue through exhibitors and sponsorships. Nextech’s events platform provides a variety of tools for event hosts, making the process of selling exhibitor booths seamless and effortless. For tradeshows, festivals, conferences, and any event with a vendor marketplace, event hosts can use Nextech’s interactive floorplan software to sell booth space, promote vendors, and assist attendees in planning and navigating.

Nextech AR CEO Evan Gappelberg commented, “In 2021 alone our events platforms have created a tremendous amount of value for our customers with over $38 Million in booth sales through hundreds of events hosted on our platform. Through this important new integration with Stripe, we have increased our cash flow generating power while also providing a frictionless experience for event hosts who use our Stripe platform for booth sales. This is truly a win-win situation and we’re excited to roll this out to end 2021 and see the benefits into 2022 and beyond.”

About Stripe

Stripe is a technology company that builds economic infrastructure for the internet. Businesses of every size—from new startups to public companies—use their software to accept payments and manage their businesses online. Stripe provides economic infrastructure for the internet, allowing companies like Nextech to use their software to create payment acceptance options for its clients.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.